27 September 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 136,400 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1443.5097 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 90,125,546 ordinary shares in treasury, and has 1,087,561,782 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 26,245,766 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 121,400 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €15.6273 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 80,730,694 ordinary shares in treasury, and has 968,868,414 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 23,617,300 shares.